UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CREDIT ACCEPTANCE CORPORATION
(Name of Subject Company (Issuer))
CREDIT ACCEPTANCE CORPORATION
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class Securities)
225310-10-1
(CUSIP Number of Class of Securities)

Charles A. Pearce
Chief Legal Officer and Corporate Secretary
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Dr.
Chicago, IL 60606
(312) 407-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$124,999,940.63
AMOUNT OF FILING FEE**	$14,512.49

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,904,761 shares of the outstanding common stock at a price of $62.625 per share in cash.

**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,512.49
Form or Registration No.: Schedule TO
Filing Party: Credit Acceptance Corporation
Date Filed: February 9, 2011
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 9, 2011 (“Schedule TO”), as amended by Amendment No. 1 filed with the SEC on February 24, 2011, by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated February 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information
1.	The following rows are hereby added to the end of the table following the ninth paragraph of the “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares — Agreements, Arrangements or Understandings” section of the Offer to Purchase on page 37 thereof:

Brett A. Roberts	Chief Executive Officer	13,100	$9.25	February 9, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	10,000	$64.50	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	918	$64.60	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	7	$64.63	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,067	$64.70	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	8	$64.765	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	951	$64.80	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	49	$64.85	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	100	$64.90	February 9, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	5,900	$9.25	February 9, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	5,900	$65.00	February 9, 2011	Open market sale
Michael W. Knoblauch	Senior Vice President — Loan Servicing	15,000	$9.885	February 10, 2011	Exercise of employee stock options
Michael W. Knoblauch	Senior Vice President — Loan Servicing	15,000	$65.00	February 10, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	14,484	$9.25	February 11, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	1,000	$65.00	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.03	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	2,000	$65.06	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.08	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.10	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	2,000	$65.15	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	3,000	$65.20	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	2,000	$65.24	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,484	$65.30	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	3,516	$9.25	February 11, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	516	$65.35	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.40	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.43	February 11, 2011	Open market sale

Brett A. Roberts	Chief Executive Officer	1,000	$65.45	February 11, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	3,494	$9.25	February 15, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	2,979	$9.885	February 15, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	2,000	$65.29	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.35	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.40	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.42	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,473	$65.44	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	6,527	$9.885	February 15, 2011	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	500	$65.32	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	500	$65.35	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.40	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.44	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,527	$65.45	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	981	$65.48	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	9	$65.50	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	10	$65.505	February 15, 2011	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$65.55	February 15, 2011	Open market sale
John P. Neary	Chief Information Officer	389	$70.40	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
John P. Neary	Chief Information Officer	222	$70.34	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
Douglas W. Busk	Senior Vice President and Treasurer	396	$70.40	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
Douglas W. Busk	Senior Vice President and Treasurer	320	$70.34	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
Charles A. Pearce	Chief Legal Officer	417	$70.40	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
Kenneth S. Booth	Chief Financial Officer	598	$70.40	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
Steven M. Jones	President	2,874	$70.40	February 18, 2011	Shares withheld to pay taxes on vested restricted stock
2.	The “Certain Financial Information” section of the Offer to Purchase on page 25 thereof is hereby amended and restated as follows:
     HISTORICAL FINANCIAL INFORMATION. CA incorporates by reference the audited financial statements and notes thereto included in Part II, Item 8 of CA’s Annual Report on Form 10-K for the year ended December 31, 2010. You should refer to Section 11 for instructions on how you can obtain copies of CA’s SEC filings, including filings that contain CA’s financial statements.
     SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA. The following table sets forth CA’s summary historical consolidated financial data for the years ended December 31, 2010 and December 31, 2009, certain selected ratios for such periods, and CA’s financial position at December 31, 2010. This financial data has been derived from, and should be read in conjunction with, CA’s audited consolidated financial statements and the related notes filed as part of CA’s Annual Report on Form 10-K for the year ended December 31, 2010. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

	For the Years Ended
	December 31,
(In thousands, except ratios and per share data)	2010	2009
Revenue:
Finance charges	$388,050	$329,437
Premiums earned	32,659	33,605
Other income	21,426	17,622

Total revenue	442,135	380,664

Costs and expenses:
Salaries and wages	61,327	66,893
General and administrative	26,432	30,391
Sales and marketing	19,661	14,808
Provision for credit losses	10,037	(12,164)
Interest	47,752	32,399
Provision for claims	23,429	19,299

Total costs and expenses	188,638	151,626

Income from continuing operations before provision for income taxes	253,497	229,038
Provision for income taxes	83,390	82,992

Income from continuing operations	170,107	146,046

Discontinued operations
Gain (loss) from discontinued United Kingdom operations	(30)	137
(Credit) provision for income taxes	—	(72)

Gain (loss) from discontinued operations	(30)	209

Net income	$170,077	$146,255

Net income per share:
Basic	$5.79	$4.78

Diluted	$5.67	$4.62

Weighted average shares outstanding:
Basic	29,393	30,590
Diluted	29,985	31,669
Ratio of earnings to fixed charges	6.27	7.98

As of
(In thousands, except per share data)	December 31, 2010
Balance Sheet Data:
Assets:
Cash and cash equivalents	$3,792
Restricted cash and cash equivalents	66,536
Restricted securities available for sale	805
Loans receivable (including $9,031 from affiliates as of December 31, 2010)	1,344,881
Allowance for credit losses	(126,868)

Loans receivable, net	1,218,013

Property and equipment, net	16,311
Income taxes receivable	12,002
Other assets	26,056

Total assets	$1,343,515

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$75,297
Line of credit	136,700
Secured financing	300,100
Mortgage note	4,523
Senior notes	244,344
Deferred income taxes, net	108,077

Total liabilities	869,041

Shareholders’ Equity:
Common stock	273
Paid-in capital	30,985
Retained earnings	443,326
Accumulated other comprehensive loss, net of tax of $64 as of December 31, 2010	(110)

Total shareholders’ equity	474,474

Total liabilities and shareholders’ equity	$1,343,515

Book Value per share	17.4
     SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA. The following tables set forth summary unaudited pro forma consolidated financial data for the year ended December 31, 2010 and certain ratios for such period. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2010 has been derived from CA’s audited financial statements which have been audited by Grant Thornton LLP. The summary unaudited pro forma consolidated financial data gives effect to the purchase of shares pursuant to the tender offer, as if such purchase had occurred on January 1, 2010 for the condensed consolidated statements of income for the year ended December 31, 2010 and on December 31, 2010 for the condensed consolidated balance sheet as of December 31, 2010. Such pro forma data also assumes that the purchase of shares is financed through the Debt Financing on the terms described in the footnotes to the tables below and additional borrowings under our revolving secured line of credit facility.
     This information should be read in conjunction with Summary Historical Consolidated Financial Data and CA’s audited consolidated financial statements and the related notes filed as part of CA’s Annual Report on Form 10-K for the year ended December 31, 2010. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either CA’s financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the tender offer and the related financing been completed at the dates indicated, or will be achieved in the future. The summary unaudited pro forma financial data set forth below is presented for informational purposes only, and does not purport to be indicative of CA’s results of operations for any future period. There can be no assurance that CA will secure the necessary financing for the tender offer on terms reasonably satisfactory to CA. CA’s future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond CA’s control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

	For the Year Ended December 31, 2010
		Pro Forma
(In thousands, except ratios and per share data)	As Reported	Adjustments		Pro Forma
		(Unaudited)
Revenue:
Finance charges	$388,050	$—		$388,050
Premiums earned	32,659	—		32,659
Other income	21,426	—		21,426

Total revenue	442,135	—		442,135

Costs and expenses:
Salaries and wages	61,327	—		61,327
General and administrative	26,432	—		26,432
Sales and marketing	19,661	—		19,661
Provision for credit losses	10,037	—		10,037
Interest	47,752	10,474	(a)	58,226
Provision for claims	23,429	—		23,429

Total costs and expenses	188,638	10,474		199,112

Income from continuing operations before provision for income taxes	253,497	(10,474)		243,023
Provision for income taxes	83,390	(3,446	)(b)	79,944

Income from continuing operations	170,107	(7,028)		163,079

Discontinued operations
Loss from discontinued United Kingdom operations	(30)	—		(30)
Credit for income taxes	—	—		—

Loss from discontinued operations	(30)	—		(30)

Net income	$170,077	$(7,028)		$163,049

Net income per share:
Basic	$5.79			$5.93

Diluted	$5.67			$5.81

Weighted average shares outstanding:
Basic	29,393	(1,905	)(c)	27,488
Diluted	29,985	(1,905	)(c)	28,080
Other data:
Ratio of earnings to fixed charges	6.27	—		5.15

(a)	Reflects the additional interest expense and debt cost amortization associated with an assumed amount of Debt Financing and additional borrowings under our revolving secured line of credit facility. The assumed interest rate for the Debt Financing is a rate consistent with market rates for comparable debt instruments. Each 50 basis point increase or decrease in the yield on the Debt Financing will result in an annual $0.5 million increase or decrease, respectively, in interest expense.

(b)	Reflects the tax benefit associated with the pro forma adjustments at an effective rate of 32.9%.

(c)	Reflects the purchase of approximately 1.9 million shares at $65.625 per share.

	As of December 31, 2010
		Pro Forma
(In thousands, except per share data)	As Reported	Adjustments		Pro Forma
Assets:
Cash and cash equivalents	$3,792	$—		$3,792
Restricted cash and cash equivalents	66,536	—		66,536
Restricted securities available for sale	805	—		805
Loans receivable (including $9,031 from affiliates as of December 31, 2010)	1,344,881	—		1,344,881
Allowance for credit losses	(126,868)	—		(126,868)

Loans receivable, net	1,218,013	—		1,218,013

Property and equipment, net	16,311	—		16,311
Income taxes receivable	12,002	—		12,002
Other assets	26,056	3,000	(a)	29,056

Total assets	$1,343,515	$3,000		$1,346,515

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$75,297	$—		$75,297
Line of credit	136,700	28,300		165,000
Secured financing	300,100	—		300,100
Mortgage note	4,523	—		4,523
New Debt Financing	—	100,000	(b)	100,000
Senior notes	244,344 (c)	—		244,344
Deferred income taxes, net	108,077	—		108,077

Total liabilities	869,041	128,300		997,341

Shareholders’ Equity:
Common stock	273	(19)		254
Paid-in capital	30,985	—		30,985
Retained earnings	443,326	(125,281	)(d)	318,045
Accumulated other comprehensive loss, net of tax of $64 at December 31, 2010	(110)	—		(110)

Total shareholders’ equity	474,474	(125,300)		349,174

Total liabilities and shareholders’ equity	$1,343,515	$3,000		$1,346,515

Book Value per share	17.4			13.7

(a)	Reflects the addition of $3.0 million in Debt Financing issuance costs.

(b)	Reflects $100.0 million in Debt Financing.

(c)	Represents $250.0 million aggregate principal amount of existing notes, net of unamortized debt discount.

(d)	Reflects the purchase of approximately 1.9 million shares at $65.625 per share and $0.3 million of related fees and expenses.
3.	The bullets in the “Certain Information Concerning CA — Incorporation By Reference” section of the Offer to Purchase on page 32 thereof are amended and restated as follows:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on February 24, 2011;

•	Definitive Proxy Statement on Form 14A, filed with the Commission on April 8, 2010; and

•	Current Report on Form 8-K, filed with the Commission on February 9, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION
By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: February 28, 2011

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance 401(k) Profit Sharing Plan and Trust.*

(a)(5)(v)	Press release dated February 9, 2011 announcing the commencement of the offer (incorporated by reference to CA’s Form 8-K dated February 9, 2011).

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time, Comerica Bank as administrative agent and Banc of America Securities LLC as sole lead arranger and sole bank manager (incorporated by reference to CA’s Form 8-K dated February 10, 2006).

(b)(ii)	Amendment No. 1, dated September 20, 2006, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iii)	Amendment No. 2, dated January 19, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iv)	Amendment No. 3, dated June 14, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(v)	Amendment No. 4, dated January 25, 2008, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated January 31, 2008).

(b)(vi)	Fifth Amendment, dated as of July 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-Q for the quarterly period ended September 30, 2008).

(b)(vii)	Sixth Amendment, dated as of December 9, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2008).

(b)(viii)	Seventh Amendment, dated as of June 15, 2009, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 18, 2009).

(b)(ix)	Eighth Amendment, dated as of October 20, 2009, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2009).

(b)(x)	Ninth Amendment, dated as of February 1, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated February 5, 2010).

(b)(xi)	Tenth Amendment, dated as of June 9, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 9, 2010).

EXHIBIT
NUMBER	DESCRIPTION
(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 10, 2009).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).

*	Previously filed.